SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

LION bioscience Aktiengesellschaft
(Exact Name of Registrant as Specified in its Charter)

Federal Republic of Germany
(Jurisdiction of Incorporation or Organization)

Im Neuenheimer Feld 515-517
D-69120 Heidelberg
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

LION bioscience Aktiengesellschaft's ad hoc publicity filing with the Frankfurt Stock Exchange concerning LION's sale of its shareholdings in Tripos, Inc. is attached as Exhibit 99.1 and incorporated by reference in this Form 6-K.

Exhibit No.	Description
99.1	Ad hoc publicity filing with the Frankfurt Stock Exchange concerning LION's sale of its shareholdings in Tripos, Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LION bioscience Aktiengesellschaft

By: /s/ Friedrich von Bohlen und Halbach
Name: Dr. Friedrich von Bohlen und Halbach
Title: Chief Executive Officer

Dated: February 8, 2002

EXHIBIT 99.1

LION bioscience AG

Ad Hoc Publicity Filing
with the Frankfurt Stock Exchange
concerning LION's sale of its shareholdings in Tripos, Inc.

Ad-Hoc-Announcement (§15 WpHG)

LION bioscience AG Announces Sale of its Shareholdings in Tripos Inc.

HEIDELBERG, Germany, February 7, 2002 – LION bioscience AG (Neuer Markt: LIO, WKN: 504 350; Nasdaq: LEON) announced today that it has sold all of its shareholdings in Tripos Inc. Total net proceeds to LION from the entire transaction came to approximately US$22.5 million.

LION had purchased 409,091 shares of convertible preferred stock from Tripos in early February 2000 for a total purchase price of US$9 million. In late January 2002, LION converted these shares into 818,192 shares of Tripos common stock. At the time, Tripos paid LION an accrued dividend on these shares of convertible preferred stock of more than $890,000. On February 7, 2002, LION sold all of its shares of Tripos common stock. The net proceeds to LION from this sale were approximately US$21.6 million.

LION sold its shareholdings in Tripos as a result of LION's acquisition of NetGenics Inc., USA. This acquisition was closed on January 30, 2002. LION has now all of the elements for delivering an industry-leading data integration platform for the Life Sciences industry. The stake in Tripos Inc. was therefore no longer of strategic importance to LION.

LION bioscience AG:

Ines-Regina Buth
+49 (0) 6221 4038 249
ines.regina.buth@lionbioscience.com